UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 23, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED - CLARIFICATION PERTAINING
TO THE DIVIDEND DECLARED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)
CLARIFICATION PERTAINING TO THE DIVIDEND DECLARED
Johannesburg, 23 February 2022
AngloGold Ashanti’s shareholders are referred to the 2021 Preliminary Results Short Form
Announcement released on 22 February 2022 (“Preliminary Results”) and are advised of the following clarification in respect of the net dividend declared and the appropriate decimal amount.
Dividends
The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared
Dividend No.124 for the year ended 31 December 2021 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:
Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents 217.00000
Dividends tax rate applicable to shareholders liable to pay the dividend tax 20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)
173.60
The issued ordinary share capital of AngloGold Ashanti at date of declaration is
417,515,144
AngloGold Ashanti's tax reference number 9640006608
Johannesburg, South Africa
23 February 2022
Sponsor
The Standard Bank of South Africa Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 23, 2022
By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary